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5,651,220 Shares

KEMET Corporation

Common Stock

        This prospectus relates to 5,651,220 shares of common stock of KEMET Corporation, which may be sold from time to time by the selling stockholder named herein, or its transferees, pledgees, donees or successors. This stockholder acquired shares directly from our company in a private placement completed on December 21, 1990 at a price of $0.24 per share. We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement. The expenses so payable by the Company are estimated to be approximately $42,000.

        The shares are being registered to permit the selling stockholder to sell the shares from time to time in the public market. The selling stockholder may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 5.

        BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 1.

        Our common stock is traded on the New York Stock Exchange under the symbol KEM. On August 4, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $10.72 per share.

        Our principal executive offices are located at 2835 KEMET Way, Simpsonville, South Carolina 29681, and our telephone number at that address is (864) 963-6300.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AND COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

        WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. THE COMMON STOCK IS NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

The date of this Prospectus is August 5, 2003

TABLE OF CONTENTS

Where You Can Find More Information	i
Incorporation of Certain Documents by Reference	ii
The Company	1
Risk Factors	1
Forward-Looking Statements	3
Use of Proceeds	3
Selling Stockholder	4
Certain Relationships and Transactions	5
Plan of Distribution	5
Legal Matters	7
Experts	7

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of these materials from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

        We have filed with the SEC a registration statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the shares offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. Statements made in this prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement may be inspected at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and is available to you on the SEC's Web site.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

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  our Annual Report on Form 10-K for the fiscal year ended March 31, 2003;

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  the description of our common stock set forth in Registration Statement on Form S-3, as amended when declared effective on January 12, 2000 (Reg. No. 333-92963);

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  Current Report on Form 8-K dated July 9, 2003; and

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  Current Report on Form 8-K dated July 24, 2003.

        Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superseded.

        You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

KEMET Corporation
P.O. Box 5928
Greenville, South Carolina 29606
Attention: Corporate Secretary
(telephone number (864) 963-6300).

ii

THE COMPANY

        KEMET Corporation and subsidiaries (the "Company") is the world's largest manufacturer of tantalum capacitors and one of the largest manufacturers of multilayer ceramic capacitors and solid aluminum capacitors, based on net sales for the calendar year ending December 31, 2002. In fiscal year 2003, KEMET generated net sales of $447.3 million, down 12% from $508.6 million in fiscal year 2002. In fiscal year 2003, total net sales were broken down geographically as follows: North American sales were approximately 54%, Asian sales were approximately 25%, European sales were approximately 19%, and the rest of the world sales were approximately 2%. During fiscal year 2003, the Company shipped approximately 17.6 billion capacitors.

        Capacitors are electronic components that store, filter, and regulate electrical energy and current flow and are one of the essential passive components used on circuit boards. Virtually all electronic applications and products contain capacitors, including communication systems, data processing equipment, personal computers, cellular phones, automotive electronic systems, military and aerospace systems, and consumer electronics.

        Since its divestiture from Union Carbide in December 1990, the Company's business strategy is to be the preferred capacitor supplier to the world's most successful electronics original equipment manufacturers, electronics manufacturing services providers, and electronics distributors. The Company's customers include Alcatel, Arrow Electronics, Avnet, Celestica, Compaq, Dell, Delphi, Flextronics, Hewlett-Packard, IBM, Intel, Jabil, Jaco, Lucent Technologies, Motorola, Nokia, Pioneer, Qualcomm, Sanmina/SCI, Siemens, Solectron, TTI, and Visteon. The Company reaches these customers through a direct, salaried sales force that call on customer locations around the world.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. If these events occur, the trading price of our shares could decline. Additional risks not currently known to us or that we now deem immaterial may also harm us and the value of your investment.

Cyclical changes in the electronics industry could result in significant fluctuations in demand for our products, reducing our profitability

        Our products are used in the electronics industry, which is a highly cyclical industry. The demand for capacitors tends to reflect the demand for products in the electronics market. Our customers' requirements for our capacitors fluctuate as a result of changes in general economic activity and other factors that affect the demand for their products. During periods of increasing demand for their products, they typically seek to increase their inventory of our products to avoid production bottlenecks. When demand for their products peaks and begins to decline, they may rapidly decrease orders for our products while they use up accumulated inventory. Business cycles vary somewhat in different geographical regions, such as Asia, and within customer industries. We are also vulnerable to general economic events beyond our control and our sales and profits may suffer in periods of weak demand.

We must consistently reduce the total costs of our products to combat the impact of downward price trends

        Our industry is intensely competitive and prices for existing products tend to decrease steadily over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of using our parts. To remain competitive, we must achieve continuous cost reductions through process and product improvements. We must also be in a position to minimize our customers' shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. Our growth and the profit margins of our products will suffer if our competitors are more successful in reducing the total cost to customers of their products than we are.

An increase in the cost of our principal raw materials could adversely affect profitability

        The principal raw materials used in the manufacture of our products are tantalum powder, palladium and silver. These materials are considered commodities and are subject to price volatility. Tantalum powder is primarily purchased under annual contracts, while palladium and silver are primarily purchased on the spot and forward markets, depending on market conditions. For example, if we believe that prices are likely to rise, we may purchase a significant amount of our annual requirements on a forward delivery basis.

        Palladium is presently found primarily in South Africa and Russia. Although the palladium we require has generally been available in sufficient quantities, the limited number of palladium suppliers could lead and has led to higher prices, and any inability to pass any increase on to our customers could have an adverse effect on the margin of those products in which the metal is used.

        There are presently three suppliers that process tantalum ore into capacitor-grade tantalum powder. Our management believes that the tantalum we require has generally been available in sufficient quantities to meet our requirements and that there are a sufficient number of tantalum processors relative to foreseeable demand. However, the limited number of tantalum powder suppliers could lead to increases in tantalum prices that we may not be able to pass on to our customers. Silver has generally been available in sufficient quantities, and we believe there are a sufficient number of suppliers from which we can purchase our silver requirements. An increase in the price of silver that we were not able to pass on to our customers could adversely affect our profitability.

We face intense competition in our business

        The capacitor business is highly competitive worldwide, with low transportation costs and few import barriers. Competition is based on factors such as product quality and reliability, availability, customer service, timely delivery and price. The industry has become increasingly concentrated and globalized in recent years, and our primary U.S. and non-U.S. competitors, some of which are larger than us, have significant financial resources.

We assemble many of our capacitors in Mexico and future political or regulatory changes in Mexico could adversely affect our profitability

        Although we have not experienced significant problems conducting operations in Mexico, changes in local economic or political conditions or a change in the regulatory structure within Mexico, such as the imposition of new tax regulations, could impact our production capability or adversely affect our results of operations or financial condition.

Losing the services of our executive officers or our other highly qualified and experienced employees could harm our business

        Our success depends upon the continued contributions of our executive officers, many of whom have many years of experience at the Company and would be extremely difficult to replace. We must also attract and maintain experienced and highly skilled engineering, sales and marketing and managerial personnel. Competition for qualified personnel is intense in our industry, and we may not be successful in hiring and retaining these people. If we lose the services of our executive officers or cannot attract and retain other qualified personnel, our business could suffer through less effective management due to loss of accumulated knowledge of our business or through less competitive products due to a reduced ability to design, manufacture and market our products.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are subject to risks and uncertainties. You should not place undue reliance on those statements because they only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. The cautionary statements set forth in the Company's 2003 Annual Report under the heading Safe Harbor Statement identify important factors that could cause actual results to differ materially from those in any forward-looking statements made by or on behalf of the Company.

        All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligation or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. YOU SHOULD ALSO READ CAREFULLY THE FACTORS DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS PROSPECTUS.

USE OF PROCEEDS

        The selling stockholder will receive all of the proceeds from the sale of the common stock offered hereby.

SELLING STOCKHOLDER

        We are registering all 5,651,220 shares covered by this prospectus on behalf of Citicorp Venture Capital, Ltd. ("CVCL"), the selling stockholder named in the table below (including its donees, pledgees, distributees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus). We issued all of these shares of common stock to the selling stockholder in a private placement transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended. We are registering the shares in order to permit the selling stockholder to offer these shares for resale from time to time. The selling stockholder may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to the Company by the selling stockholder. For more information, see "Plan of Distribution."

        The following table sets forth certain information with respect to the selling stockholder, including the number of shares of our common stock beneficially owned by the selling stockholder as of May 21, 2003, the number of shares offered hereby, the number of shares of common stock beneficially owned following this offering and the beneficial ownership of the selling stockholder following the sale of the shares offered hereby.

	Number of Shares of Common Stock Beneficially Owned Prior to this Offering		Shares Owned After Offering (2)
Selling Stockholder		Number of Shares Offered Hereby	Number	Percentage (3)
Citicorp Venture Capital, Ltd. (1)	5,651,220	5,651,220	0	0%

(1)
The amount shown includes 5,651,220 shares of common stock beneficially owned by CVCL, as to which CVCL has sole power to vote and sole power to dispose. Based solely on an Amendment No. 3 to Schedule 13D filed by CVCL, Citibank, N.A. ("Citibank"), Citicorp, Citigroup Holdings Company ("Holdings") and Citigroup, Inc. ("Citigroup") dated March 31, 2001 and a Form 4 Statements of Changes in Beneficial Ownership dated May 21, 2003, (i) each of Citibank, Citicorp and Holdings, exclusively through their holding company structure, also beneficially own the same 5,651,220 shares held by CVCL, as to which each of Citibank, Citicorp and Holdings has shared power to vote and shared power to dispose and (ii) Citigroup, through its direct and indirect subsidiaries, beneficially owns the same 5,651,220 shares held by CVCL, as to which Citigroup has shared power to vote and shared power to dispose. In addition, Citigroup reported in the Amendment No. 3 to Schedule 13D that it shares voting and dispositive power over an additional 170,562 shares. The address of each of CVCL, Citibank, Citigroup and Citicorp, as so reported, was 399 Park Avenue, 14th Floor, New York, New York 10043. The address of Holdings, as so reported, was One Rodney Square, Wilmington, Delaware 19899.

(2)
Assumes that the selling stockholder disposes of all of the shares of common stock covered by this prospectus and does not acquire or dispose of any additional shares of common stock. However, the selling stockholder is not representing that any of the shares covered by this prospectus will be offered for sale, and the selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)
The percentage of common stock beneficially owned is based on the shares of common stock outstanding on July 1, 2003.

        The prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

        Paul C. Schorr IV, who was a Director of the Company between April 1998 and July 23, 2003, has served since January 2000 as a Managing Director of Citigroup Venture Capital Equity Partners LP ("CVC"), a private equity firm, or CVCL, an affiliate of CVC and the selling stockholder listed above.

        Pursuant to the terms of a Registration Agreement, dated as of December 21, 1990, as amended (the "Registration Agreement"), among the Company and certain stockholders of the Company, CVCL and certain other investors have the right, under certain circumstances and under certain conditions, to require the Company to register shares of the Company's common stock held by them under the Securities Act of 1933. Under the Registration Agreement, the Company is required to pay certain expenses and provide certain indemnifications in connection with any such registration. The Company also agreed to reimburse certain of its existing stockholders for certain expenses associated with the ownership of common stock. This offering is being conducted in response to a registration demand from the selling stockholder under the Registration Agreement.

PLAN OF DISTRIBUTION

        The selling stockholder (including, subject to applicable law, its pledgees, donees, distributees, transferees or successors-in-interest who receive any shares covered by this prospectus) is offering shares of our common stock that it acquired from us in a private placement transaction. This prospectus covers the selling stockholder's resale of up to 5,651,220 shares of our common stock.

        In connection with our sale to the selling stockholder of the common stock, we agreed to file a registration statement with the SEC. This registration statement covers the resale of the common stock from time to time as indicated in this prospectus. This prospectus forms a part of that registration statement. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep it effective for a period not to exceed six months and to indemnify and hold the selling stockholder harmless against certain liabilities under the Securities Act that could arise in connection with the selling stockholder's sale of the shares covered by this prospectus. We have agreed to pay all fees and expenses incident to the filing of the registration statement.

        The selling stockholder may sell the shares of common stock described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholder and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholder may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares of the common stock covered by this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling stockholder may sell such shares under Rule 144 rather than pursuant to this prospectus.

        The selling stockholder may sell shares of common stock from time to time in one or more transactions:

  •
  at fixed prices that may be changed;

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  at market prices prevailing at the time of sale;

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  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        The selling stockholder may offer its shares of common stock in one or more of the following transactions (which may include block trades and crosses):

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

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  in the over-the-counter market;

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  in privately negotiated transactions;

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  through put or call options;

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  by pledge to secure debts and other obligations;

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  by a combination of the above methods of sale; or

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  to cover short sales.

        In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, and in connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the shares. The selling stockholder also may sell shares short and deliver the shares to close out such short positions; provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker, dealer or other financial institution, and upon a default, the broker, dealer or other financial institution may effect sales of the loaned or pledged shares pursuant to this prospectus.

        The selling stockholder and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock may be deemed "underwriters" within the meaning of the Securities Act. As underwriters, any profits on the resale of the shares of common stock and any compensation to be received by an underwriter, broker-dealer or agent would be deemed underwriting discounts and commissions under the Securities Act. The selling stockholder has represented to us it purchased the common stock in the ordinary course of its business, and at the time the selling stockholder purchased the common stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

        If the selling stockholder is deemed an underwriter, it will be subject to the prospectus delivery requirements of the Securities Act. Those requirements may be satisfied through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act with respect to sales effected on such exchange. We will deliver a copy of this prospectus to the NYSE for such purpose.

        To our knowledge, the selling stockholder has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

        Upon our being notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement. A supplement to this prospectus will also be filed upon our being notified by the selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares.

        Under the Exchange Act, any person engaged in the distribution of the shares of common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling and any other person participating in a distribution will be subject to the Exchange Act, which may limit the timing of purchases and sales of common stock by the selling stockholder or any such other person.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed on for the Company by Kirkland & Ellis LLP, Chicago, Illinois.

EXPERTS

        The consolidated financial statements of the Company as of March 31, 2003 and 2002, and for each of the years in the three-year period ended March 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the March 31, 2003 consolidated financial statements contains an explanatory paragraph that refers to the Company's adoption of the provisions of Statement of Financial Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," effective April 1, 2002.

5,651,220 SHARES

KEMET CORPORATION

COMMON STOCK

August 5, 2003

QuickLinks

TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
THE COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
CERTAIN RELATIONSHIPS AND TRANSACTIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS